ROCKFORD MINERALS INC.

August 15, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Larry Spirgel, Assistant Director

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Spirgel:

Re:	Rockford Minerals, Inc.
Form 8-K
Filed July 3, 2013
File No. 001-34911

I am the President and Chief Executive Officer of Rockford Minerals Inc. (the “Company”) and submit this letter pursuant to a comment letter from the Securities and Exchange Commission dated July 30, 2013 (the “Letter”). Further to the August 7, 2013 telephone conversation between Justin Kisner of your office and our attorney, Christopher Little, the Company hereby requests an extension of time to respond to the Letter until August 30, 2013.

Thank you for your assistance.

Yours truly,

/s/ John Marmora
John Marmora

Rockford Minerals Inc. 1057 Parkinson Road, Unit 9, Woodstock, Ontario N4S 7W3